UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LMI AEROSPACE, INC.
(Exact Name of Registrant as Specified in Its Charter)

MISSOURI	0-24293	43-1309065
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 Fountain Lakes Blvd., St. Charles, Missouri		63301
(Address of Principal Executive Offices)		(Zip Code)

Clifford C. Stebe, Jr., Chief Financial Officer (636) 946-6525
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflicts Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

LMI Aerospace, Inc. (the “Company,” “it,” “our,” or “we”) has evaluated its current product lines and has determined that certain of the products we manufacture or contract to manufacture contain Conflict Minerals (as defined in Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”)) that are necessary to the production or functionality of those products. Accordingly, the Company has filed a Conflict Minerals Report attached as Exhibit 1.01.

Conflicts Mineral Disclosure

The Company performed analysis and undertook due diligence measures to determine the country of origin of any Conflict Minerals used by our suppliers. Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or sufficient information to identify the facilities used to process these Conflict Minerals. As a result, the Company cannot exclude the possibility that some of these Conflict Minerals may have originated from Covered Countries (as defined in the Rule) or otherwise benefited armed groups operating in those Covered Countries.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.lmiaerospace.com/conflictminerals.html. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

Dated:  May 30, 2014

LMI AEROSPACE, INC.

By:	/s/ Daniel G. Korte
Daniel G. Korte Chief Executive Officer